

September 11, 2012

Via E-mail
Ms. Sallie B. Bailey, Chief Financial Officer
Louisiana-Pacific Corporation
414 Union Street, Suite 2000
Nashville, TN 37219

> **Re: Louisiana-Pacific Corporation**
> **Form 10-K for the year ended December 31, 2011**
> **Filed February 29, 2012**
> **File No. 1-7107**

Dear Ms. Bailey:

We have reviewed your response to our comment letter dated August 27, 2012 and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Critical Accounting Policies and Significant Estimates, page 24

Income Taxes, page 25

We note your response to our prior comment two. In order for us to better understand how you determined that your deferred tax assets are realizable, please provide us with a detailed analysis by jurisdiction of the pattern and timing by which your deferred tax assets will be offset by existing deferred tax liabilities. In addition, please quantify any net operating loss carryovers that have expired unused.

You may contact Mindy Hooker at (202) 551-3732, Tricia Armelin at (202) 551-3747 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ Rufus Decker for

John Cash
Branch Chief